Exhibit 99.1

CollPlant Biotechnologies Reports Year End Financial Results for Fiscal Year 2019

Revenues from BioInk and sales of goods increased by 157%

Raised $10M in private placement and announced partnership with ARMI and 3D Biosystems to bolster organ and tissue bioprinting capabilities

Rehovot, Israel April 1, 2020, CollPlant (NASDAQ: CLGN), a regenerative and aesthetics medicine company, today announced financial results for the full year ended December 31, 2019 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-GAAP Measures” below.

"The last year was a monumental year for CollPlant and marked several key accomplishments including the progress with our strategic partnership with United Therapeutics, and the establishment of partnerships with Advanced Regenerative Manufacturing Institute (ARMI) and 3D Systems Corporations,” stated Yehiel Tal, the Chief Executive Officer of CollPlant. “Importantly, in the past year we have raised an aggregate of $10 Million in private placements that support our development of groundbreaking treatment options for patients through our recombinant human collagen (rhCollagen) technology platform. We remain obligated to provide transformative solutions through our medical aesthetics and regenerative medicine pipeline and we are grateful for the unwavering support of our employees and investors as we navigate through this global pandemic.”

Full Year 2019 and Recent Highlights

rhCollagen Platform Technology Highlights and Upcoming Milestones

•	Advancing development of novel formulations comprised of rhCollagen and hyaluronic acid for dermal filler products used in medical aesthetics.
•	Accelerating development of proprietary rhCollagen-based regenerative breast implants program and remain on track with animal study in H1 FY 2020.
•	Continue to develop rhCollagen-based BioInks for 3D printed lung scaffolds in collaboration with United Therapeutics.
•	Partnered with the Advanced Regenerative Manufacturing Institute (ARMI) that enables access to over 150 partner organizations that are developing next-generation manufacturing processes and technologies for cells, tissues and organs.
•	Continue to develop “Universal BioInk” as member company in RegenMed Development Organization consortium (ReMDO), that is focused on advancing regenerative medicine technologies.
•	Joined forces with 3D Systems to facilitate the development of 3D bioprinted tissues and scaffolds for regenerative medicine applications.
•	Continuously expanding and improving quality and quantity of upstream tobacco planting and extraction operations in Yessod, Israel.

•	Improved yields and cost-effectiveness of collagen purification process at our GMP facility located near CollPlant’s corporate headquarters (HQ) in Rehovot, Israel.

Corporate Highlights

•	Optimized working conditions for all company employees by adopting new remote working policies to protect employee wellness and safety amidst COVID-19.
•	Launched new corporate HQ in Rehovot, Israel, which houses state-of-the-art R&D labs and offices for scientific, management, marketing, and administrative teams.
•	Appointed Roger Pomerantz, M.D., F.A.C.P. a well-respected life science industry expert and leader, as Chairman of CollPlant’s Board of Directors.
•	Raised an aggregate of $10M in private placements with U.S. and non-U.S. investors and 3D printing executives in the past year.
•	Appointment of Yehiel Tal to the International Society for Biofabrication's Industry Relations Committee to help shape the promising field of regenerative medicine.
•	Rolled out new corporate website to showcase recent developments in core business segments.
•	Expanded social media infrastructure to maximize stakeholder engagement and awareness.

Financial Highlights for the Full Year Ended December 31, 2019:

•	CollPlant reported revenues of $2.3 million for the full year 2019, a decrease of $2.7 million compared to $5.0 million in the year 2018. Excluding $4.1 million revenues in 2018 from the licensing agreement with United Therapeutics Corporation, revenues in 2019 increased by 155% compared to year 2018.
•	Revenues from BioInk and sales of goods increased 157% to $1.9 million in 2019, from $739,000 in 2018.
•	Operating loss for the year 2019 was $7.6 million, an increase of 81% compared to $4.2 million in the year 2018.
•	Comprehensive loss for the year 2019 was $11.2 million, or $2.23 per share on a GAAP basis, or adjusted comprehensive loss of $6.4 million or $1.29 per share, on a non-GAAP basis. The year 2019 was negatively impacted by an accretion of a $4.7 million non-cash charges relating to the change in value of financial instruments, share based compensation and in operating lease accounts.
•	The Company ended the year 2019 with $3.8 million in cash and cash equivalents. In addition, in February 2020, the Company raised and secured $4.45 million against issuance of shares at $10 price per share.

Year ended December 31, 2019 Financial Results on US GAAP basis (“GAAP”)

Revenues for the year ended December 31, 2019 decreased by 54% to $2.3 million, compared to $5.0 million in the year ended December 31, 2018. Revenue in 2018 included $4.1 million revenue from the licensing agreement with United Therapeutics Corporation whereby United Therapeutics, which is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. Excluding the licensing payment, revenue from sale of BioInk and goods and services increased in 2019 by $1.4 million, in comparison with 2018. In 2019, revenues were derived mainly from CollPlant’s BioInk for the development of 3D bioprinting of tissues and life savings organs.

Total operating costs and expenses for the year ended December 31, 2019 increased by 7% to $8.1 million, compared to $7.6 million in the year ended December 31, 2018. Operating loss for the year ended December 31, 2019 was $7.6 million, an increase of 81% compared to an operating loss of $4.2 million in the year ended December 31, 2018. The increase mainly derived from revenues from licensing in the amount of $4.1 million that CollPlant received in 2018, which were not received in 2019.

Financial expense, net for the year ended December 31, 2019 was $3.5 million compared to financial expense, net of $2.0 million in the year ended December 31, 2018. The increase of approximately $1.5 million is mainly due to an increase in non-cash re-evaluation expenses of $1.1 million of CollPlant’s warrants and the anti-dilution derivatives.

Comprehensive loss for the year ended December 31, 2019 was $11.2 million, or $2.23 per share, compared to a comprehensive loss of $6.2 million, or $1.43 per share, for the year ended December 31, 2018. The increase is mainly due to decrease in revenue from licensing in the net amount of $2.7 million and non-cash re-evaluation expenses of $1.1 million, of CollPlant’s warrants and the anti-dilution derivatives.

Cash used in operating activities during the year ended December 31, 2019, was $5.7 million compared to $1.2 million in the year ended December 31, 2018. In 2018, CollPlant received $4.1 million in licensing fees. As of December 31, 2019, cash and cash equivalents totaled $3.8 million.

Cash used in investing activities during the year ended December 31, 2019, was $1.5 million compared to $832,000 in the year ended December 31, 2018. The increase is mainly attributed to the establishment of CollPlant's new R&D center and headquarters in Rehovot, Israel and investment in its production facility.

Cash provided by financing activities during the year ended December 31, 2019, was $5.4 million compared to $2.7 million in the year ended December 31, 2018. The increase is mainly attributed to the proceeds from an equity raise in a total amount of $5.5 million.

Year ended 2019 Financial Results on Non-GAAP Basis

On a non-GAAP basis, the operating costs and expenses for the year 2019 increased by 6% from $6.6 million, compared to $6.2 million for the year 2018. The comprehensive loss for the year ended December 31, 2019 was $6.4 million, or $1.29 per share, compared to $2.5 million, or $0.58 per share, for the year ended December 31, 2018. Non-GAAP measures exclude certain non-cash expenses.

The table on page 8 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash net expense in the amount of $4.7 million, mainly with respect to change in fair value of financial instruments.

Use of Non-GAAP Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the share purchase agreement, change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 8 in this press release. This accompanying table on page 8 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company's consolidated financial results as of, and for the year ended December 31, 2019 are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Prior to 2019, the Company prepared its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, as permitted in the United States based on the Company’s status as a foreign private issuer as defined by the U.S. Securities and Exchange Commission. During 2019, the Company decided to adopt the US GAAP since the Company's business activity is primarily in the U.S as well as its activity in the U.S capital markets.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2019 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Important Message Regarding COVID-19

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including Israel, and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce which in turn could have an adverse impact on our business and financial results.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics.

Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems Corporation, or 3D Systems, pursuant to which we and 3D Systems jointly develop tissue and scaffold bioprinting processes for third party collaborators. Our industry collaboration also includes the Advanced Regenerative Manufacturing Institute, or ARMI.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Sophia Ononye-Onyia, PhD MPH MBA Founder &
CEO, The Sophia Consulting Firm

Tel: +1-347-533-4578

E-mail: sophia@sophiaconsultingfirm.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2019	2018
Revenues	$2,318	$5,014
Cost of revenues	1,879	1,659
Gross Profit	439	3,355

Operating expenses:
Research and development, net	4,414	3,877
General, administrative and marketing	3,656	3,723
Total operating loss	7, 631	4,245
Financial expenses	3,303	2,180
Exchange differences	230	(176)
Financial expenses, net	3,533	2,004
Loss for the period	$11,164	$6,249
Other comprehensive loss:
Currency translation differences	-	557
Total comprehensive loss for the period	11,164	6,806
Basic and diluted loss per ordinary share	2.23	1.43
Weighted average number of shares outstanding used in computation of basic and diluted loss per share in thousands	4,986,381	4,384,585

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$3,791	$5,354
Trade receivables	79	516
Other accounts receivable and prepaid expenses	270	334
Restricted deposit	12	154
Inventory	888	814
Total current assets	5,040	7,172
Non-current assets:
Restricted deposit	168	155
Long term receivables	-	18
Operating lease right-of-use assets	3,215	-
Property and equipment, net	2,329	1,407
Total non-current assets	5,712	1,580
Total assets	$10,752	$8,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2019	2018
Liabilities and shareholders’ equity
Current liabilities:
Loan	$24	$22
Accounts payable:
Trade payables	833	622
Accrued liabilities and other	1,203	619
Operating lease liabilities	455	-
Deferred revenues	942	970
Total current liabilities	3,457	2,233
Non-current liabilities:
Derivatives	68	97
Loan	-	22
Operating lease liabilities	3,139	-
Deferred revenues	-	980
Total non-current liabilities	3,207	1,099
Total liabilities	6,664	3,332

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 and 15,000,000 ordinary shares as of December 31, 2019 and December 31, 2018; issued and outstanding: 5,670,829 and 3,814,713 ordinary shares as of December 31, 2019 and December 31, 2018, respectively*	2,368	1,580
Additional paid in capital and warrants	69,949	60,905
Currency translation differences	(969)	(969)
Accumulated deficit	(67,260)	(56,096)
Total shareholders’ equity	4,088	5,420
Total liabilities and shareholders’ equity	$10,752	$8,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2018
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(5,703)	$(1,217)
Net cash used in operating activities	(5,703)	(1,217)
Cash flows from investing activities:
Purchase of property and equipment	(1,491)	(832)
Proceeds from sale of property and equipment	30	-
Net cash used in investing activities	(1,461)	(832)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and debentures, less issuance expenses	5,440	2,777
Exercise of options and warrants into shares	7
Loan received	-	58
Loan paid	(20)	(12)
Payments made for equipment on financing terms	(17)	(70)
Net cash provided by financing activities	5,410	2,753
Increase (Decrease) in cash and cash equivalents and restricted deposits	(1,754)	704
Cash and cash equivalents and restricted deposits at the beginning of the year	5,663	5,284
Exchange differences on cash and cash equivalents and restricted deposits	62	(325)
Cash and cash equivalents and restricted deposits at the end of the year	$3,971	$5,663

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2018
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(11,164)	$(6,249)
Adjustments for:
Depreciation and amortization	539	342
Share-based compensation to employees and consultants	1,125	1,434
Exchange differences on cash and cash equivalents	(62)	(184)
Financial expenses related to financial instruments	3,230	2,293
Net change of operating lease accounts	382	-
	(5,950)	(2,364)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	437	(439)
Increase in inventory	(74)	(653)
Decrease in other receivables (including long-term receivables)	35	220
Increase (decrease) in trade payables (including long-term payables)	228	(112)
Increase in accrued liabilities and other payables	629	99
Increase (decrease) in deferred revenues (including long term deferred revenues)	(1,008)	2,032
	247	1,147
Net cash used in operations	$(5,703)	$(1,217)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of debentures to pre-paid warrants		3,267
Conversion of pre-paid warrants to ordinary shares	22	68
Obtaining right of use assets in exchange for a lease liability	97
Exercise of anti-dilution derivatives	2,024
Classification of warrants from liabilities to equity, net	1,335

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Year ended December 31,
	2019	2018

GAAP gross profit	439	3,355

GAAP operating costs and expenses:	8,070	7,600
Fair market value attributed to services received through the share purchasing agreement	-	562
Share-based compensation to employees, directors and consultants	1,125	872
Change of operating lease accounts	382	-
Non-GAAP operating costs and expenses:	6,563	6,166

GAAP operating loss	7,631	4,245

Non-GAAP operating loss	6,124	2,811

GAAP Comprehensive loss	11,164	6,249
Fair market value attributed to services received through the Alpha Agreement	-	562
Share-based compensation to employees, directors and consultants	1,125	872
Change of operating lease accounts	382	-
Change in fair value of financial instruments	3,230	2,293
Non-GAAP Comprehensive loss	6,427	2,522
GAAP Basic and diluted loss per ordinary share (USD)	2.23	1.43
Non-GAAP Basic and diluted loss per ordinary share (USD)	1.29	0.58